MDU RESOURCES GROUP, INC.
      COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
   AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


                                Twelve Months           Year
                                    Ended               Ended
                              September 30, 2002   December 31, 2001
                                      (In thousands of dollars)


Earnings Available for
 Fixed Charges:

Net Income per Consolidated
   Statements of Income            $  131,505         $  155,849

Income Taxes                           78,972             98,341
                                      210,477            254,190
Rents (a)                               7,879              6,561
Interest (b)                           50,663             51,201
Total Earnings Available
   for Fixed Charges               $  269,019         $  311,952

Preferred Dividend Requirements    $      758         $      762

Ratio of Income Before Income
   Taxes to Net Income                   160%               163%

Preferred Dividend Factor on
   Pretax Basis                         1,213              1,242

Fixed Charges (c)                      58,542             57,762

Combined Fixed Charges and
   Preferred Stock Dividends       $   59,755         $   59,004

Ratio of Earnings to Fixed
   Charges                               4.6x               5.4x

Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Stock Dividends          4.5x               5.3x

(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income.

(c)  Represents rents and interest, both as defined above.